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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(h) of the Investment Company Act of 1940

|_| Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

(Print of Type Responses)
________________________________________________________________________________
1.   Name and Address of Reporting Person*

   Body                              John                  H.
--------------------------------------------------------------------------------
   (Last)                           (First)             (Middle)

                                     Box 148
--------------------------------------------------------------------------------
                                    (Street)

  Trexlertown                         PA                  18105
--------------------------------------------------------------------------------
   (City)                           (State)              (Zip)


________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

     National Penn Bancshares, Inc. (NPBC)

________________________________________________________________________________
3.   I.R.S. Identification Number of Reporting Person, if an entity (voluntary)


________________________________________________________________________________
4.   Statement for Month/Day/Year

     January 02, 2003

________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Day/Year)


________________________________________________________________________________
6.   Relationship of Reporting Person(s) to Issuer
     (Check all applicable)

     |X|  Director                             |_|  10% Owner
     |_|  Officer (give title below)           |_|  Other (specify below)

     ____________________________________________________________________
________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check Applicable line)

     |X|  Form Filed by One Reporting Person
     |_|  Form Filed by More than One Reporting Person
________________________________________________________________________________

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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                 5.
                                                                                                 Amount of      6.
                                                                 4.                              Securities     Owner-
                                                                 Securities Acquired (A) or      Beneficially   ship
                                       2A.          3.           Disposed of (D)                 Owned          Form:     7.
                            2.         Deemed       Transaction  (Instr. 3, 4 and 5)             Following      Direct    Nature of
                            Trans-     Execution    Code         ------------------------------- Reported       (D) or    Indirect
1.                          action     Date, if     (Instr. 8)                   (A)             Transaction(s) Indirect  Beneficial
Title of Security           Date       any          ------------                 or              (Instr. 3 &    (I)       Ownership
(Instr. 3)                  (mm/dd/yy) (mm/dd/yy)    Code     V      Amount      (D)    Price     Instr.4)      (Instr.4) (Instr.4)
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
Common Stock                                                                                     133,579.4958(1)   D
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Common Stock                                                                                       4,856.4208(2)   I       Spouse
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
                                  Page 1 of 3

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
            (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                          9.
                                                                                                          Number    10.
                                                                                                          of        Owner-
                                                                                                          deriv-    ship
                                                                                                          ative     Form
             2.                                                                                           Secur-    of
             Conver-                            5.                              7.                        ities     Deriv-   11.
             sion                               Number of                       Title and Amount          Bene-     ative    Nature
             or                                 Derivative    6.                of Underlying     8.      ficially  Secur-   of
             Exer-            3A.      4.       Securities    Date              Securities        Price   Owned     ity:     In-
             cise             Deemed   Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of      Follow-   Direct   direct
             Price   3.       Execut-  action   or Disposed   Expiration Date   ----------------  Deriv-  ing       (D) or   Bene-
1.           of      Trans-   ion      Code     of(D)         (Month/Day/Year)            Amount  ative   Reported  In-      ficial
Title of     Deriv-  action   Date if  (Instr.  (Instr. 3,    ----------------            or      Secur-  Trans-    direct   Owner-
Derivative   ative   Date     any      8)       4 and 5)      Date     Expira-            Number  ity     action(s) (I)      ship
Security     Secur-  (mm/dd/  (mm/dd/  ------   ------------  Exer-    tion               of      (Instr. (Instr.   (Instr.  (Instr.
(Instr. 3)   ity     yy)      yy)      Code V    (A)   (D)    cisable  Date     Title     Shares  5)      4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------
Stock       $26.388   1/2/03            A   V    1,094        1/2/2005 1/2/2013 Common    1,094            1,094      D
Option                                             (3)                           Stock                        (5)
(Right
 to Buy)

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====================================================================================================================================

                                  Page 2 of 3

Explanation of Responses:


/s/ John H. Body                                                 1/6/03
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*     If the form is filed by more than one reporting person, see Instruction
      4(b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

                                FORM 4 FOOTNOTES

Name of Reporting Person:           John H. Body

Name of Issuer:                     National Penn Bancshares, Inc.

Period Covered:                     January 2, 2003

Footnotes:

(1) Includes 6,360.9284 shares acquired pursuant to the Company's payment of a 5% stock dividend declared October 23, 2002 and paid December 27, 2002, and includes shares acquired upon reinvestment of cash dividends under the Company's exempt Dividend Reinvestment Plan: 1,196.8662 on 2/17/02, 1,008.9395 on 5/17/02, 1,035.2399 on 8/17/02, and 1,085.1420
         on 11/17/02.

(2) Includes 231.2581 shares acquired pursuant to the Company's payment of a 5% stock dividend declared October 23, 2002 and paid December 27, 2002, and includes shares acquired upon reinvestment of cash dividends under the Company's exempt Dividend Reinvestment Plan: 43.6985 on 2/17/02, 36.8370 on 5/17/02, 37.7975 on 8/17/02, and 39.6195 on
         11/17/02.

(3) Reflects adjustment on account of 5% stock dividend paid by the Company on December 27, 2002.

(4) Under certain circumstances, the exercise date may be accelerated, but not to a date before 7/2/03, except in the case of death or disability.

(5) Additional options held with various exercise prices or expiration dates. Total options held, after adjustment for 5% stock dividend paid by the Company on December 27, 2002, are 22,993.


                                   Page 3 of 3